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                                                                       EXHIBIT 1

                          [CANWEST ENTERTAINMENT LOGO]

                                  NEWS RELEASE
For immediate release
April 29, 2005

                CANWEST ENTERTAINMENT INTERNATIONAL DISTRIBUTION
              AGREES TO SELL INTERNATIONAL FILM AND PROGRAM LIBRARY

WINNIPEG - CanWest Entertainment International Distribution, a wholly owned subsidiary of CanWest Global Communications Corp., announced today that it, and certain affiliates, have reached an agreement with ContentFilm International, Limited for the sale of the international film and television program receivables and rights of CanWest Entertainment International for aggregate cash consideration of $35 million (US$29 million), subject to certain closing adjustments. Since February 2004, these assets have been accounted for at fair value as a discontinued operation; accordingly, no gain or loss should be recognized on completion of the transaction.

The London, Los Angeles and Dublin based employees responsible for the sellers' sales and distribution activities will be offered employment by the purchaser. The transaction is subject to approval by ContentFilm PLC's shareholders, of which approximately 20% have already given undertakings to vote in favor of the transaction. The transaction is expected to close on or about June 15th, 2005. CanWest Entertainment International Distribution was represented in the transaction by Salem Partners.

Fireworks' library includes rights to a variety of television series, such as Zoe Busiek, Wildcard and the sci-fi series Andromeda and Mutant X, and feature films such as Rat Race, Hard Ball and Rules of Engagement.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Entertainment is a wholly owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com